Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

HOME (INTRANET) ARTICLE / INTERNAL SCRIPT

Good evening everyone.

In the last few minutes we’ve announced an agreement involving the merger of Virgin Media with a company called Liberty Global.  This is clearly big news for us all and is likely to raise a lot of questions so I wanted to take the earliest possible opportunity to explain a bit about why we’ve taken this step.

As there is a lot of information to share, in terms of what it means for you and Virgin Media, this note is quite lengthy, but please do read through and then watch the short video at the end (or listen to the audio recording).  We’ve also provided a Q&A, some information which you can use when talking with customers, some background on Liberty as well as details on how you can get in touch with the GEC with any questions that you may have.

Today’s announcement lays the foundation for the creation of the world’s largest broadband communications company.  Before I go into what that might look like, here are a few details about Liberty Global.  As some of you will know, Liberty Global is one of the world’s leading international cable operators. It currently has operations in 13 countries, 11 of which are in Europe, and nearly 20 million customers worldwide. Like Virgin Media, its companies offer TV, broadband and phone services. Its consumer brands include UPC, Unitymedia, Kabel BW, Telenet and VTR. It also has a commercial services division, UPC Business, and a content division called Chellomedia. Virgin Media will be, by some margin, its largest business.

Liberty Global is run by a highly experienced management team. Its global headquarters are in Denver, Colorado and its European operations are based in Amsterdam. You can find out more about Liberty Global in a fact sheet that we have posted on the intranet — see the link below.

From whatever perspective you look at it, this evening’s announcement is testimony to everything we’ve achieved. On Friday, it will be six years to the day since we launched Virgin Media and it’s a good moment to reflect on how far we’ve come.  From a company that some considered little more than an “also-ran” in the market we’ve created a business that, in every area and in the most competitive market in the world, is now decisively setting the pace.

•                  Our broadband is firmly established as the best.

•                  With 1.3 million TiVo customers, we’ve launched the UK’s first mass market next generation TV product and stolen a march on not only Sky and BT, but on the likes of Apple, Google and Samsung.

•                  We’ve become the first company to integrate mobile into a “quad play” product offering.

•                  We’ve transformed our customer service.

•                  We’ve re-packaged our products in easy-to-understand bundles that offer unbeatable value.

•                  Whether it’s a second set top box, free repairs for life, broadband that delivers what it’s supposed to or unlimited mobile tariffs, we’ve given our customers more for free.

•                  We’ve also reinvigorated Virgin Media Business and started the process of doing for businesses and public sector organisations what we’ve done for households up and down the UK.

In short, we’ve made brilliance standard. And our customers have rewarded us by taking more products, paying us more and staying with us longer. At the same time we’ve maintained a rigorous financial discipline, and together, these have allowed us to generate progressively more and more cash. Some of this we’ve used to invest in the business and some we’ve returned to our investors in the form of an aggressive capital returns programme.

It is this model that Liberty Global wants to incorporate into its other operations. Many of their companies are at an earlier stage in their evolution than Virgin Media and operate in less mature and competitive markets than the UK. So whilst they are typically growing their customer base more quickly than we are, they have indicated they want to more effectively monetise their base by cross-selling and up-selling more value-added services — much like Virgin Media has done. In addition, few of them are yet to have a mobile offering. So, for example, where well over 65 per cent of our customers are triple or quad play subscribers, some 55 per cent of Liberty Global’s customers take just one product.

But what’s in it for Virgin Media? Well, the Virgin brand will remain a key part of our business, now and in the future. Internally and externally, the restless energy of Richard Branson and the brand he created has been one of the key inspirations for our success and, today, I believe we can justifiably claim that both our company and our people embody all that is great about it. Unsurprisingly, Liberty Global has no intention of changing it. The values it represents will remain at the heart of everything we do.

Under the terms of the deal, Liberty Global will acquire all of our shares and a new company will be created.  Our investors will receive shares in Liberty as well as some cash. At today’s prices, Virgin Media shareholders will represent around 36 per cent of the enlarged company’s total share capital after the deal is complete. As a result, the transaction provides an opportunity for shareholders to buy into a bigger and more geographically diversified business that combines Virgin Media’s expertise in subscriber management and generating cash with Liberty Global’s scale and growth opportunities in other markets. We believe this will allow us to generate faster, more profitable growth than we could achieve on our own.

At an operational level, the deal will enable Virgin Media to accelerate the next, hugely exciting, stage in its development. It is a key part of the rationale for the deal that Virgin Media continues to build on the momentum that it has built over the last year or so. As a result, our focus will continue to be on delivering the key elements of our rocket strategy and our strategic priorities remain the same.

•                  We will continue driving the best digital connectivity — anywhere

•                  We will continue delivering irresistible entertainment and services across all devices

•                  We will continue our drive to be the first choice for mobile among Virgin Media customers

•                  We will continue ensuring Virgin Media Business has the fastest revenue growth in the industry

•                  We will continue championing brilliant customer service

•                  We will continue to ensure our operations are smart and efficient

For both our customers and the business, this represents a hugely compelling plan. If we deliver each of its components well, we will transform our consumer and B2B proposition and cement Virgin Media’s fast-growing reputation as the most exciting, innovative and disruptive company in the European entertainment and communications industry. As part of the Liberty Global group, we will be able to set about this task as part of a larger organisation, and with the economies of scale this brings, in terms of innovation, product development and procurement.

So what does all this mean for you?  What is clear from this deal, is that Liberty Global value what Virgin Media has achieved and will continue to develop it. And this goes for our employees too. At the heart of our success has been the engagement of our workforce and, whether you look at it in terms of professional know-how or Heartbeat, you can be proud to be part of a world class organisation with the best people in the industry. This fact is not lost on Liberty Global’s management team.  Rather than cover all of the specifics of what the deal will mean here, we have provided a question and answer document on a separate page — see link below — which seeks to address some of the key issues. You will see that there are some areas where, at this point, we simply don’t know what the future holds but have tried to give you as much information as we can at this stage.

One very important thing to understand is that Liberty Global don’t have a consumer business in the UK so, unlike many mergers, headcount reductions are not a major driver of this deal. While there may, of course, be an element of duplication in some, mostly corporate areas of the business, at an operational level we anticipate that Virgin Media will continue to operate largely in its current form. In fact, for many of you, the deal may offer the increased opportunities as Liberty Global look to harness the skills, discipline and expertise of Virgin Media throughout its European operations.

So what happens next? We have about three or four months of intensive activity ahead of us, as both companies seek approval for the deal from various regulatory authorities and their investors. We therefore expect to complete the transaction sometime around early Summer.  During this time, Eamonn and I will be focusing on driving this process and I’ve asked Andrew, with the support of the rest of the GEC, to take the lead in managing the day-to-day operations of the business. I know he can count on all your support and undivided commitment.

I strongly believe that today’s announcement is a real high point for our business and lays the foundation for a new and exciting chapter in Virgin Media’s development. But all change brings with it some uncertainty. Virgin Media is a close-knit community of highly committed individuals who have worked closely together through some big changes in the market. In navigating these challenges, we’ve forged a unique spirit, resilience and sense of accountability: in short, we’ve become accustomed to being in control of our own destiny and this is something of which the GEC and the Board are very proud. At the same time, however, I’m very conscious that you may not wholeheartedly welcome becoming part of a larger organisation. Some of you may be wondering what the implications are for your roles or for particular projects and may feel unsettled by this development. Whether or not this is true for you personally, we can also undoubtedly expect to see a lot of speculation about the deal in the press, some of which may be ill-informed.  As the process unfolds, my commitment — and that of the leadership team — is to communicate with you as regularly and transparently as we usefully can, and to provide you with the answers to as many of your questions as possible. As well as regular updates from the GEC and senior leadership team we’ve set up a place on the intranet where you can access information about the deal and a mailbox where you can send in your questions. This is now live so please use it — the details are below.

In the meantime, our watchword must be “business as usual” and the priority for all of us is to deliver our 2013 plan. From the ongoing transformation of Virgin Media Business to the delivery of a simple, intuitive and truly converged consumer proposition, 2013 involves some extremely challenging projects and the single most important thing is that we continue supporting each other and stay relentlessly focused on the job in hand. In the coming weeks, you’ll be agreeing your annual objectives with your manager and these should be based squarely on the delivery of our six key strategic priorities — the boosters of our rocket strategy.

You’ll be hearing more about the deal in the coming weeks. Lastly, I want to urge you to go about your work with real pride in what we’ve achieved to date but, just as importantly, with real confidence for what I know will be a great future.

Neil

[Video message from Neil appears here]

If you can’t get sound through your PC, just dial +44 (0)33 0333 4134 to listen to the audio recording.

Click here to visit the Virgin Media and Liberty Global pages to read:

A factsheet about Liberty Global

A full Q&A for Virgin Media employees

Details of how to submit any new questions to the GEC as part of a daily Q&A process

A short Q&A to help you respond to any customer queries

Some legal notes…

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.”

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance  Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Lynx Europe Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2011, or the 2011 Annual Report, as filed with the U.S. Securities and Exchange Commission, or SEC, on February 21, 2012 and on Form 10-Q as filed with the SEC on October 31, 2012. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.